SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section 12(g) of the Security Exchange Act of 1934 or Suspension of Duty to File
   Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

                                               Commission File No:   333-3530

                            VISION HEALTH CARE, INC.
             (Exact name of registrant as specified in its charter)

                            c/o Barrack & Liane, P.A.
         100 W. Bay Street, Jacksonville, Florida 32202, (904) 356-9431
          (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                  Common Stock
            (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)      [    ]    Rule 12h-3(b)(1)(ii)     [    ]
   Rule 12g-4(a)(1)(ii)     [    ]    Rule 12h-3(b)(2)(i)      [    ]
   Rule 12g-4(a)(2)(i)      [    ]    Rule 12h-3(b)(2)(ii)     [    ]
   Rule 12g-4(a)(2)(ii)     [    ]    Rule 15d-6               [    ]
   Rule 12h-3(b)(1)(i)      [  X ]

   Approximate number of holders of record as of the certification or notice date: 207

      Pursuant to the requirements of the Securities Exchange Act of 1934 (Vision Health Care, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

   DATE:    January 21, 1997     BY: /s/Peter D. Liane
                                     Peter D. Liane, President